EXHIBIT 99.1

Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

TEKMIRA PHARMACEUTICALS CORPORATION

2010 – Q3

Three and nine months ended September 30, 2010

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	September 30 2010	December 31 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,899,130	$24,397,740
Accounts receivable	2,120,248	1,052,895
Accrued revenue (note 3(c))	414,892	—
Deferred expenses (note 3(c))	187,101
Investment tax credits receivable	254,533	280,132
Prepaid expenses and other assets	235,786	226,981

	19,111,690	25,957,748
Intangible assets	14,194,755	15,152,430
Property and equipment	3,028,849	2,812,340

	$36,335,294	$43,922,518

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$4,400,328	$5,653,827
Deferred revenue (note 3)	5,585,234	1,162,437

	9,985,562	6,816,264
Shareholders’ equity:
Common shares
Authorized - unlimited number with no par value
Issued and outstanding - 10,337,414 (2009 - 10,328,588)	229,487,110	229,426,757
Contributed surplus	30,026,278	29,531,049
Deficit	(233,163,656)	(221,851,552)

	26,349,732	37,106,254

	$36,335,294	$43,922,518

Basis of presentation and future operations (note 1)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30 2010	September 30 2009	September 30 2010	September 30 2009
Revenue (note 3)
Collaborations and contracts	$3,949,356	$3,276,608	$8,731,454	$9,338,564
Licensing fees and milestone payments	514,129	—	514,129	596,500
License amendment payment	5,916,750	—	5,916,750	—

	10,380,235	3,276,608	15,162,333	9,935,064

Expenses
Research, development, collaborations and contracts	5,222,622	4,433,445	15,508,339	12,433,275
General and administrative	1,482,034	930,346	3,558,292	3,021,860
Amortization of intangible assets	297,429	318,503	1,007,351	957,547
Depreciation of property and equipment	202,039	182,856	556,319	546,536

	7,204,124	5,865,150	20,630,301	16,959,218

Income (loss) from operations	3,176,111	(2,588,542)	(5,467,968)	(7,024,154)
Other income (losses)
Interest income	31,957	19,512	78,827	133,971
Loss on purchase and settlement of exchangeable and development notes (note 3(e))	(5,916,750)	—	(5,916,750)	—
Foreign exchange gains (losses)	25,435	(261,621)	(6,213)	(266,929)

Net loss and comprehensive loss	$(2,683,247)	$(2,830,651)	$(11,312,104)	$(7,157,112)

Weighted average number of common shares
Basic and diluted	10,335,057	10,325,163	10,331,259	10,325,023
Loss per common share
Basic and diluted	$(0.26)	$(0.27)	$(1.09)	$(0.69)

Basis of presentation and future operations (note 1)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

For the nine months ended September 30, 2010 (unaudited) and the year ended December 31, 2009 (audited)

	Number of shares	Share capital	Contributed surplus	Deficit	Total shareholders’ equity
Balance, December 31, 2008	10,324,735	$229,412,230	$29,272,005	$(212,086,645)	46,597,590
Net loss	—	—	—	(9,764,907)	(9,764,907)
Stock-based compensation	—	—	265,685	—	265,685
Issuance of common shares pursuant to exercise of options	3,852	14,527	(6,641)	—	7,886

Balance, December 31, 2009	10,328,588	$229,426,757	$29,531,049	$(221,851,552)	$37,106,254
Net loss	—	—	—	(11,312,104)	(11,312,104)
Stock-based compensation (note 4)	—	—	523,188	—	523,188
Issuance of common shares pursuant to exercise of options (note 4)	8,826	60,353	(27,959)	—	32,394

Balance, September 30, 2010	10,337,414	$229,487,110	$30,026,278	$(233,163,656)	$26,349,732

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Cash Flow

(Unaudited)

(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30 2010	September 30 2009	September 30 2010	September 30 2009
OPERATIONS
Loss for the period	$(2,683,247)	$(2,830,651)	$(11,312,104)	$(7,157,112)
Items not involving cash:
Amortization of intangible assets	297,429	318,503	1,007,351	957,547
Depreciation of property and equipment	202,039	182,856	556,319	546,536
Stock-based compensation expense (note 4)	102,837	34,685	523,188	230,823
Foreign exchange (gains) losses arising on foreign currency cash balances	(25,436)	506,710	6,213	199,446
Net change in non-cash working capital items:				—
Accounts receivable	(1,143,545)	259,382	(1,067,353)	(579,081)
Accrued revenue	(414,892)	—	(414,892)	—
Deferred expenses	(187,101)	—	(187,101)	—
Investment tax credits receivable	15,961	—	25,599	275,965
Inventory	—	(115,443)	—	59,081
Prepaid expenses and other assets	(38,758)	(25,123)	(8,805)	(87,564)
Accounts payable and accrued liabilities	1,200,714	52,044	(1,253,499)	(745,360)
Net change in deferred revenue	426,053	836,628	4,422,797	2,585,251

	(2,247,946)	(780,409)	(7,702,287)	(3,714,468)

INVESTMENTS
Proceeds from (acquisition of) short-term investments, net	—	1,185,720	—	(7,609,626)
Acquisition of intangible assets	(17,260)	116,086	(49,676)	—
Acquisition of property and equipment	(59,376)	(343,480)	(772,828)	(1,114,602)

	(76,636)	958,326	(822,504)	(8,724,228)

FINANCING
Issuance of common share pursuant to exercise of options	11,033	1,275	32,394	1,875

	11,033	1,275	32,394	1,875

Foreign exchange gains (losses) arising on foreign currency cash balances	25,436	(506,710)	(6,213)	(199,446)

Decrease in cash and cash equivalents	(2,288,113)	(327,518)	(8,498,610)	(12,636,267)
Cash and cash equivalents, beginning of period	18,187,243	13,909,593	24,397,740	26,218,342

Cash and cash equivalents, end of period	$15,899,130	$13,582,075	$15,899,130	$13,582,075

Supplemental cash flow information
Interest paid	$—	$—	$—	$—
Investment tax credits received	$15,961	$—	$36,613	$275,965

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

1.	Basis of presentation and future operations

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and accordingly, do not include all disclosures required for annual financial statements.

The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position, results of operations and cash flows at September 30, 2010 and for all periods presented.

The results of operations for the three months and nine months ended September 30, 2010 and September 30, 2009 are not necessarily indicative of the results for the full year.

These statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009 and included in the 2009 Annual Report.

These financial statements reflect the same significant accounting policies as those described in the notes to the audited consolidated financial statements of Tekmira Pharmaceuticals Corporation (“the Company”) for the year ended December 31, 2009.

These consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. (“Protiva”) and Protiva Biotherapeutics (USA), Inc., which were acquired on May 30, 2008. All intercompany transactions and balances have been eliminated on consolidation.

On November 4, 2010 our common shares were consolidated on a basis of five current common shares for one new common share. All references to common stock, common shares outstanding, average number of common shares outstanding, per share amounts and options in these financial statements and notes thereto have been restated to reflect the common stock consolidation on a retroactive basis.

Future operations

The success of the Company and its ability to realize the value of its non-monetary assets is dependent on obtaining the necessary regulatory approval, bringing its products to market and achieving profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

2.	Future changes in accounting policies

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

On November 15, 2010 the Company’s common shares began to trade on the NASDAQ Capital Market. This listing is in addition to the Company’s listing on the Toronto Stock Exchange. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies which are also SEC registrants the option to prepare their financial statements under US GAAP.

The Company undertook a detailed review of the implications of conversion to US GAAP as compared to IFRS. As a result of this analysis the Company has chosen to adopt US GAAP as its primary basis of financial reporting commencing on either December 31, 2010 or on January 1, 2011 and on a retrospective basis.

3.	Collaborative and Licensing Agreements

The following table sets forth revenue recognized under licensing, collaborative and evaluation agreements and contracts:

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Collaborations and contracts
Alnylam (a)	$1,849,658	$2,236,998	$4,134,708	$6,840,061
Roche (b)	651,356	962,716	2,813,479	2,324,951
U.S. Government (c)	1,178,342	—	1,178,342	—
Other RNAi collaborators (d)	270,000	76,894	604,925	173,552

	3,949,356	3,276,608	8,731,454	9,338,564
Alnylam licensing fees and milestone payments (a)	514,129	—	514,129	596,500
Hana license amendment payment (e)	5,916,750	—	5,916,750	—

Total revenue	$10,380,235	$3,276,608	$15,162,333	$9,935,064

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

3.	Collaborative and Licensing Agreements (continued)

The following table sets forth deferred collaborations and contracts revenue:

	September 30, 2010	December 31, 2009
Alnylam (a)	$350,130	$35,987
Roche (b)	1,705,830	792,583
U.S. Government (c)	192,688	192,688
BMS (d)	3,336,586	333,867

Total deferred revenue	$5,585,234	$1,162,437

(a)	License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”) giving Alnylam an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam dated August 14, 2007 (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property. Under the Alnylam Cross-License, Alnylam was required to make collaborative research payments at a minimum rate of US$2,000,000 per annum for the provision of the Company’s research staff. The research collaboration under the Alnylam Cross-License expired on August 13, 2009.

Alnylam has provided non-exclusive access to the Company’s lipid nanoparticle intellectual property to F. Hoffman-La Roche Ltd (“Roche”), Regulus Therapeutics, Inc. (a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited (“Takeda”). The Company is eligible to receive up to US$16,000,000 in milestone payments for each RNAi therapeutic advanced by Alnylam or its partners. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam. Of the US$16,000,000 potential milestone payments, US$4,500,000 relate to pre-regulatory approval milestones and US$11,500,000 relate to the milestones of regulatory approval and cumulative product sales of over US$500,000,000.

In the three month period ended September 30, 2010 the Company received a $514,129 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-TTR01 Phase 1 human clinical trial. In the three month period ended June 30, 2009 the Company received a $596,500 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-VSP Phase 1 human clinical trial.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

3.	Collaborative and Licensing Agreements (continued)

Manufacturing Agreement with Alnylam

The Company has a manufacturing agreement with Alnylam dated January 2, 2009 (the “Alnylam Manufacturing Agreement”). Under the Alnylam Manufacturing Agreement the Company is the exclusive manufacturer of any products required by Alnylam through to the end of phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there is a contractual minimum of $11,200,000 for the three years from 2009 to 2011.

(b)	Roche

Under a February 11, 2009 research agreement with Roche the Company recognized $397,310 as revenue during the six month period ended June 30, 2009. The work under this agreement was completed in June 2009.

On May 11, 2009 the Company announced a product development agreement with Roche (the “Roche Product Development Agreement”). Under the Roche Product Development Agreement Roche will pay the Company up to US$8,800,000 to support the advancement of a Roche RNAi product candidate using the Company’s delivery technology through to the filing of an Investigational New Drug (“IND”) application. The Company is also eligible to receive up to US$16,000,000 in milestones plus royalties on product sales for each product advanced through development and commercialization based on Roche’s access to the Company’s intellectual property through Alnylam.

The Company will develop and manufacture drug product for use in all preclinical studies under the Roche Product Development Agreement and will collaborate with Roche to conduct the preclinical testing. The agreement also provides that the Company will manufacture one batch of clinical product for a Phase 1 clinical trial.

Under the Roche Product Development Agreement Roche will pay the Company for the provision of staff and for external costs incurred. The Company is recognizing revenue in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates will be recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received will be recorded in the Company’s balance sheet as accrued revenue or deferred revenue.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

3.	Collaborative and Licensing Agreements (continued)

(c)	Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, which is expected to last approximately three years and is funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

The United States Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to US$140.0 million in funding for the entire program.

Under the contract the Company is reimbursed for costs incurred, including an allocation of overhead costs, and earns an incentive fee. If the contract is not completed as budgeted then the incentive fee may be increased or decreased.

Revenue and expenses under the contract are being recorded using the percentage-of-completion method. Contract progress is based on costs incurred to date. Expenses under the contract are recorded in the Company’s consolidated statement of operations and comprehensive loss as they are incurred. Government contract revenues related to expenses incurred under the contract are recorded in the same period as those expenses.

(d)	Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb Company, Pfizer and Takeda.

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb will use small interfering RNA (“siRNA”) molecules formulated by the Company in lipid nanoparticles (“LNPs”) to silence target genes of interest. Bristol-Myers Squibb will conduct the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement. The Company will be required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

3.	Collaborative and Licensing Agreements (continued)

(d)	Other RNAi collaborators

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches. No LNP batches had been produced under the agreement by September 30, 2010.

(e)	Agreements with Hana Biosciences, Inc. (“Hana”) and final settlement of related contingent obligation

On May 6, 2006, the Company signed a number of agreements with Hana including the grant of worldwide licenses (the “Hana License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan). Under the Hana License Agreement the Company is eligible to receive payments upon achievement of development and regulatory milestones and is also eligible to receive royalties on product sales.

On May 27, 2009, the Hana License Agreement was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the Hana License Agreement was amended a second time such that Hana paid $5,916,750 (US$5,750,000) in consideration for reducing certain future payments associated with the product candidates. The payment of $5,916,750 has been recorded as license amendment revenue. The Company is now eligible for future Hana milestones of up to US$19,000,000 upon achievement of further development and regulatory milestones and is also eligible to receive royalties on product sales.

The Company had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby the Company retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Hana. Concurrent with signing the second amendment of the Hana License Agreement the Company signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Hana milestones and royalties immediately prior to signing the Waiver and Release was US$22,835,476. As per the terms of the Waiver and Release the Company paid the Former Noteholders $5,916,750 (US$5,750,000) in full settlement of the contingent obligation and recorded the payment as a loss on the purchase and settlement of the exchangeable and development notes. The Company’s September 30, 2010 accounts payable balance includes $591,675 (US$575,000) related to the Waiver and Release and this amount was paid out on October 7, 2010. Following the $591,675 payment the Company has no further obligation to the Former Noteholders and will retain any future milestones or royalties received from Hana.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

4.	Stock-based compensation

Stock options

The following table sets forth outstanding options under the Company’s 1996 Stock Option Plan:

	Number of optioned common shares	Weighted average exercise price
Balance, December 31, 2009	865,628	$10.10
Options granted	214,270	4.31
Options exercised	(8,826)	3.67
Options forfeited, cancelled or expired	(28,173)	11.90

Balance, September 30, 2010	1,042,899	$8.92

The stock options expire at various dates from December 18, 2010 to September 14, 2020. A total of 235,223 options are available for future allocation under the 1996 Share Option Plan.

The Company has recorded compensation expense for stock-based compensation awarded to employees and calculated in accordance with the fair value method in the consolidated statements of operations and comprehensive loss in research, development, collaborations and contracts and general and administrative expenses as follows:

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Stock-based compensation expense	$102,837	$34,686	$523,188	$230,823

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model. The weighted average option pricing assumptions and the resultant fair values are as follows:

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	122%	144%	120%	144%
Risk-free interest rate	2.1%	2.7%	2.6%	2.5%
Expected average option term	7.7 years	5.0 years	7.1 years	5.0 years
Fair value of options granted	$7.40	$4.95	$3.85	$4.35

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

4.	Stock-based compensation (continued)

On May 30, 2008, as a condition of the acquisition of Protiva the Company reserved 350,459 common shares for the exercise of 519,073 Protiva share options (“Protiva Options”). The Protiva Options have an exercise price of $0.30, are fully vested, expire at various dates from November 19, 2010 to March 1, 2018 and upon exercise each option will be converted into approximately 0.67516 shares of the Company (the same ratio at which Protiva common shares were exchanged for Company common shares at completion of the acquisition of Protiva and after adjusting for the five for one share consolidation effected on November 4, 2010). To September 30, 2010, none of the Protiva Options had been exercised, forfeited or cancelled. The Protiva Options are not part of the Company’s 1996 Stock Option Plan and the Company is not permitted to grant any further Protiva Options.

5.	Related party transactions

Research, development, collaborations and contracts expenses in the three months and nine months ended September 30, 2009 include $nil and $44,415 respectively of contract research costs, measured at the cash amount and incurred in the normal course of operations with Ricerca Biosciences, LLC (“Ricerca”) whose Chief Executive Officer, Mr. Ian Lennox, is also a director of the Company. There were no transactions with Ricerca in the nine months ended September 30, 2010. Accounts payable and accrued liabilities at September 30, 2010 include $nil in respect of Ricerca (December 31, 2009 - $nil).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

6.	Reconciliation of Generally Accepted Accounting Principles (“GAAP”)

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conform in all material respects to US GAAP, except as summarized below:

Reconciliation of net loss and comprehensive loss

The application of US GAAP would have the following effects on the net loss and comprehensive loss as reported:

	Three months ended September 30, 2010	Nine months ended September 30, 2010
Net loss and comprehensive loss for the period, Canadian GAAP	$(2,683,247)	$(11,312,104)
Adjustment for in–process research and development (note 6(a))	253,938	761,813

Net loss and comprehensive loss for the period, US GAAP	$(2,429,309)	$(10,550,291)

Basic and diluted loss per common share, US GAAP	$(0.24)	$(1.02)

Reconciliation of significant balance sheet items

The application of US GAAP would have the following effects on the balance sheet as reported:

Intangible assets
September 30, 2010
Intangible assets, Canadian GAAP	$14,194,755
Adjustments for in–process research and development (note 6(a))	(13,881,917)

Intangible assets, US GAAP	$312,838

Deficit
September 30, 2010
Deficit, Canadian GAAP	$(233,163,656)
Adjustment for in–process research and development (note 6(a))	(13,881,917)

Deficit, US GAAP	$(247,045,573)

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

6.	Reconciliation of Generally Accepted Accounting Principles (GAAP) (continued)

(a)	In-process research and development

Under US GAAP, the Company’s medical technology acquired as a result of the acquisition of Protiva on May 30, 2008 would be classified as in-process research and development and written off immediately as it has no alternative use. Under Canadian GAAP, the medical technology acquired from Protiva has been recorded as intangible assets and is being amortized over its estimated useful life.

(b)	Recently issued US accounting pronouncements

Multiple-Deliverable Revenue Arrangements

In October 2009, FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently assessing the impact of these amendments on its consolidated financial statements.

Milestone Method of Revenue Recognition

In April 2010, the FASB issued guidance on the criteria that should be met for determining whether the application of the milestone method of revenue recognition is appropriate for research and development transactions. Under the new guidance use of the milestone method of revenue recognition or another method of proportional revenue recognition remains a policy choice. To use the milestone method, a vendor can recognize consideration contingent upon achieving a milestone only if the milestone is substantive. For a milestone to be considered substantive, the consideration earned by achieving the milestone should:

•	be commensurate with the vendor’s performance to achieve the milestone;

•	relate solely to past performance; and

•	be reasonable relative to all deliverables and payment terms in the arrangement.

This guidance will be effective prospectively for milestones achieved in fiscal years beginning on or after June 15, 2010. The Company is currently assessing the impact of these amendments on its consolidated financial statements.